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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 52978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegiance Capital, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Donald B. Dean Drive Suite 1
(No. and Street)

South Portland	Me	04106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neal P. Richard 207-879-2352
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark Friel and Joyce
(Name – *if individual, state last, first, middle name*)

128 Auburn Street	Portland	ME	04106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mn

OATH OR AFFIRMATION

I, Neal P. Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegiance Capital LLC., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL IRISH
Notary Public, Maine
My Commission Expires June 10, 2011

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK, FRIEL
and
JOYCE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

128 Auburn Street
Portland, ME 04103
TEL: (207) 797-2746
FAX: (207) 797-2796

15 Washington Street
Sanford, ME 04073
TEL: (207) 324-0086
FAX: (207) 324-2904

Dana C. Clark, CPA, MST
Suzanne Friel, CPA, MST
M. Patrick Joyce, CPA

Independent Auditors' Report

Allegiance Capital, LLC
50 Donald B. Dean Drive Suite 1
South Portland, ME 04106

We have audited the accompanying statements of financial condition of Allegiance Capital, LLC (a limited liability company) as of December 31, 2010 and 2009, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Capital, LLC at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Friel and Joyce, P.A.

Clark, Friel and Joyce, P.A.
February 16, 2011

Allegiance Capital, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
CURRENT ASSETS		
Cash and cash equivalents	$57,079	$200,470
Accounts receivable	5,347	5,707
Prepaid expenses	9,212	20,589
Total current assets	71,638	226,766
PROPERTY AND EQUIPMENT		
Furniture (net of accumulated depreciation of $1,350 in 2010 and 2009)	-	-
OTHER ASSET		
Cash and cash equivalents - restricted	25,000	25,000
	$96,638	$251,766

LIABILITIES AND MEMBERS' EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable	$ 7,119	$ 839
Accrued transaction fees	-	164,180
Deferred revenue	-	9,400
Due to affiliate	4,971	-
Total current liabilities	12,090	174,419
MEMBERS' EQUITY	84,548	77,347
	$96,638	$251,766

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF INCOME
Years Ended December 31, 2010 and 2009

	2010	2009
REVENUES		
Commissions and consulting	$496,700	$495,898
Miscellaneous income	9,509	9,369
Interest income	2,651	1,656
Total revenues	508,860	506,923
OPERATING EXPENSES		
Brokerage, exchange and clearance fees	193,873	205,177
Filing fees	6,405	4,986
Insurance	4,344	3,119
Interest expense	261	-
Professional fees	65,880	22,273
Rent	43,884	43,294
Management fees	147,727	173,027
Telephone	7,786	8,587
Office expenses	21,601	17,169
Website	7,544	-
Taxes - other	116	239
Bad debts	214	1,225
Miscellaneous	2,024	4,729
Total operating expenses	501,659	483,825
NET INCOME	$ 7,201	$ 23,098

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2010 and 2009

	2010	2009
Balance, beginning of year	$77,347	$66,694
Net income	7,201	23,098
Members' distributions (net)	-	(12,445)
Balance, end of year	$84,548	$77,347

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 7,201	$ 23,098
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) decrease in accounts receivable	360	(3,471)
(Increase) decrease in prepaid expenses	11,377	(5,775)
Increase (decrease) in accounts payable	6,280	(4,740)
Increase (decrease) in deferred revenue	(9,400)	9,400
Increase (decrease) in accrued transaction fees	(164,180)	164,180
Increase (decrease) in due to affiliate	4,971	(93,626)
Total adjustments	(150,592)	65,968
Net cash provided (used) by operating activities	(143,391)	89,066
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' distributions (net)	-	(12,445)
INCREASE (DECREASE) IN CASH	(143,391)	76,621
Cash, beginning	225,470	148,849
Cash, ending	$ 82,079	$225,470

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	2010	2009
Interest paid	$ 261	$ -

The accompanying notes are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Security and Exchange Commission (SEC) and the Financial Industry Regulatory Association (FINRA). The Company is a limited liability company organized in Maine.

Accounts Receivable

Bad debts are charged to operations in the year in which the account is determined uncollectible. If the reserve method of accounting for uncollectible accounts were used, it would not have a material effect on the financial statements.

Depreciation

Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized.

Depreciation is computed by using the method used for income tax purposes, which is an accelerated method over a statutory recovery period of seven years. If the straight-line basis using estimated useful lives were used, it would not have a material effect on the financial statements. Depreciation expense for the years ended December 31, 2010 and 2009 was $-0-.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Date of Management's Review

Subsequent events have been evaluated through February 16, 2011, the date that these financial statements were available to be issued.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and is not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Advertising Costs

Advertising costs are charged to operations when incurred.

Concentrations of Risk

A significant majority of the Company's revenue is generated by transactions initiated by one customer, which is a related party.

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

During the years ended December 31, 2010 and 2009, the Company paid to Allegiance Financial Group, Inc. a management fee of $147,727 and $173,027, respectively.

The Company and Allegiance Financial Group, Inc. share office space, computer equipment, furniture and other related expenses. Allegiance Financial Group, Inc. pays for all of the expenses and is then reimbursed by the Company for its proportionate share of those expenses. The total expenses reimbursed to Allegiance Financial Group, Inc. during the years ended December 31, 2010 and 2009 were $109,125 and $78,892, respectively.

At December 31, 2010 and 2009, the Company owed to Allegiance Financial Group, Inc. $4,971 and $ -0-, respectively.

DEPOSITS HELD BY FINANCIAL INSTITUTIONS

At year-end, the carrying amount of the Company's deposits was $82,079 and the bank balance was $82,017. The bank balance is categorized as follows:

Amount insured by the FDIC or collateralized with securities held by the Company in its name	$ 608
Amount collateralized with securities held by the pledging financial institution's trust department in the Company's name	-
Amount uninsured and uncollateralized	81,409
Total bank balance	$82,017

The uninsured and uncollateralized were held at Pershing and FINRA.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010

NET CAPITAL		
Total members' equity from statement of financial condition		$84,548
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		84,548
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total members' equity and subordinated borrowings		84,548
Deductions and/or charges:		
Nonallowable assets		
Accounts receivable	3,486	
Prepaid expenses	9,212	
Furniture (net of accumulated depreciation)	-	
Start-up costs (net of accumulated amortization)	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - propriety capital charges	-	
Other deductions and/or charges	-	(12,698)
Net capital before haircuts on securities positions		71,850
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentration	-	-
Net capital		$71,850
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$12,090
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts	-	-
Total aggregate indebtedness		$12,090

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONT.)
December 31, 2010

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 806
Minimum net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	5,000
Net capital requirement (greater of above minimums)	5,000
Excess net capital (net capital less net capital requirement)	66,850
Excess net capital at 1000%	$71,850
Percentage of aggregate indebtedness to net capital	16.8%

There is no material difference between the audited Computation of Net Capital and the corresponding unaudited Part IIA of the Form X-17A-5 FOCUS report.

Allegiance Capital, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2010 and 2009

CONTENTS